FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 12, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
12 April 2023

NatWest Group plc notes rating actions by S&P

12 April 2023

NatWest Group plc ("NWG") and its subsidiaries note the decision by the credit rating agency S&P Global Ratings (S&P) to upgrade a number of ratings of NWG and its subsidiaries today, including:

●        Raising the long-term issuer credit rating on NWG to 'BBB+' from 'BBB';

●        Raising the long-term ratings to 'A+', and affirming the 'A-1' short-term ratings on NatWest Bank plc, Royal Bank of Scotland plc and NatWest Bank Europe GMBH;

●        Raising the long- and short-term ratings on all other operating subsidiaries mentioned in the table below to 'A/A-1';

●        Raising the long- and short-term resolution counterparty ratings (RCRs) on the Group's main operating subsidiaries to 'AA-/A-1+' and raising the long-term RCRs on the Group's other operating subsidiaries to 'A+' and affirming the 'A-1' short-term ratings;

●        Upgrading all rated debt issuance from NWG and its subsidiaries in line with the above actions.

The outlook remains Stable on all rated entities.

Summary of S&P's senior unsecured debt ratings:

	Former			New
	Long Term Rating	Outlook	Short Term Rating	Long Term Rating	Outlook	Short Term Rating
NatWest Group plc	BBB	Stable	A-2	BBB+	Stable	A-2
National Westminster Bank plc, Royal Bank of Scotland plc, NatWest Bank Europe GMBH	A	Stable	A-1	A+	Stable	A-1
NatWest Markets plc, NatWest Markets N.V., NatWest Markets Securities Inc. The Royal Bank of Scotland International Ltd, Ulster Bank Ireland DAC	A-	Stable	A-2	A	Stable	A-1

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the rating agency.

For further information please contact:

NatWest Investor Relations

+44 (0) 207 672 1758

NatWest Media Relations:

+44 (0) 131 523 4205

                                                                                Legal Entity Identifier

NatWest Group plc                                             2138005O9XJIJN4JPN90
National Westminster Bank plc                          213800IBT39XQ9C4CP71
The Royal Bank of Scotland plc                         549300WHU4EIHRP28H10
NatWest Bank Europe GMBH                            894500M8C9DWGV7L2Q81
NatWest Markets Plc                                           RR3QWICWWIPCS8A4S074
NatWest Markets N.V                                         X3CZP3CK64YBHON1LE12
NatWest Markets Securities Inc                          ZE2ZWJ5BTIQJ8M0C6K34
RBSI Ltd                                                             21380078CCZSEEIIKA41
Ulster Bank Ireland DAC                                    635400KQIMALJ4XLAD78

Date: 12 April 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary